Exhibit 12

Genworth Life and Annuity Insurance Company

Statement of Ratio of Income to Fixed Charges

(Dollar amounts in millions)

	Three months ended March 31, 2007	Years ended
		December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2003	December 31, 2002
Income before income taxes and equity in unconsolidated subsidiary	$130.3	$548.0	$418.5	$367.3	$242.6	$506.8

Fixed charges:
Interest expense (1)	42.0	134.0	48.7	24.5	43.5	43.8
Interest portion of rental expense	0.8	2.9	2.6	2.5	2.7	2.2

Subtotal	42.8	136.9	51.3	27.0	46.2	46.0
Interest credited to investment contractholders	129.8	496.7	456.0	487.0	742.5	815.0

Total fixed charges	172.6	633.6	507.3	514.0	788.7	861.0

Income available for fixed charges (including interest credited to investment contractholders)	$302.9	$1,181.6	$925.8	$881.3	$1,031.3	$1,367.8

Income available for fixed charges (excluding interest credited to investment contractholders)	$173.1	$684.9	$469.8	$394.3	$288.8	$552.8

Ratio of income to fixed charges (including interest credited to investment contractholders)	1.75	1.87	1.82	1.71	1.31	1.59
Ratio of income to fixed charges (excluding interest credited to investment contractholders)	4.04	5.00	9.17	14.61	6.25	12.01

(1)	Interest expense does not include interest expense related to our unrecognized tax benefits as further described in note 2 under “Item 1—Condensed Consolidated Financial Statements.”